UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Mobile Games and Entertainment Group Limited

(Name of Issuer)

Class A and Class B ordinary shares

(Title of Class of Securities)

16952T 100**

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	This CUSIP number applies to the American depositary shares each of which represents 14 Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 16952T 100

(1)	Name of reporting persons VODone Limited
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 8,795,864 Class A ordinary shares and 180,821,228 Class B ordinary shares
(6) Shared voting power 0
(7) Sole dispositive power 8,795,864 Class A ordinary shares and 180,821,228 Class B ordinary shares
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 8,795,864 Class A ordinary shares and 180,821,228 Class B ordinary shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row 9 48.3%[1]
(12)	Type of reporting person CO

[1]	As a percentage of 392,254,315 total issued and outstanding Class A and Class B ordinary shares as of December 31, 2013.

CUSIP No.: 16952T 100

(1)	Name of reporting persons Lijun Zhang
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 12,208,071 Class A ordinary shares
(6) Shared voting power 8,795,864 Class A ordinary shares and 180,821,228 Class B ordinary shares
(7) Sole dispositive power 12,208,071 Class A ordinary shares
(8) Shared dispositive power 8,795,864 Class A ordinary shares and 180,821,228 Class B ordinary shares
(9)	Aggregate amount beneficially owned by each reporting person 21,003,935 Class A and 180,821,228 Class B ordinary shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row 9 51.2%[2]
(12)	Type of reporting person IN

[2]	As a percentage of 392,254,315 total issued and outstanding Class A and Class B ordinary shares as of December 31, 2013, which is adjusted to include shares that Lijun Zhang and his wife have the right to acquire within 60 days of December 31, 2013.

CUSIP No.: 16952T 100

(1)	Name of reporting persons Dragon Joyce Limited
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 106,081,732 Class B ordinary shares
(6) Shared voting power 0
(7) Sole dispositive power 106,081,732 Class B ordinary shares
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 106,081,732 Class B ordinary shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row 9 27.0%[3]
(12)	Type of reporting person CO

[3]	As a percentage of 392,254,315 total issued and outstanding Class A and Class B ordinary shares as of December 31, 2013.

CUSIP No.: 16952T 100

(1)	Name of reporting persons OWX Holding Co. Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 13,813,704 Class B ordinary shares
(6) Shared voting power 0
(7) Sole dispositive power 13,813,704 Class B ordinary shares
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 13,813,704 Class B ordinary shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row 9 3.5%[4]
(12)	Type of reporting person CO

[4]	As a percentage of 392,254,315 total issued and outstanding Class A and Class B ordinary shares as of December 31, 2013.

CUSIP No.: 16952T 100

(1)	Name of reporting persons Action King Limited
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 59,999,000 Class B ordinary shares
(6) Shared voting power 0
(7) Sole dispositive power 59,999,000 Class B ordinary shares
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 59,999,000 Class B ordinary shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row 9 15.3%[5]
(12)	Type of reporting person CO

[5]	As a percentage of 392,254,315 total issued and outstanding Class A and Class B ordinary shares as of December 31, 2013.

Item 1(a).	Name of Issuer:

China Mobile Games and Entertainment Group Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Block A, 15/F Huajian Building

233 Tianfu Road, Tianhe District,

Guangzhou, PRC

Item 2(a).	Name of Person Filing:

VODone Limited

Lijun Zhang

Dragon Joyce Limited

OWX Holding Co. Ltd.

Action King Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For all reporting persons:

Room 3006, 30th Floor,

Gloucester Tower, The Landmark

11 Pedder Street, Central

Hong Kong

Item 2(c).	Citizenship:

VODone Limited - Bermuda

Lijun Zhang - People’s Republic of China

Dragon Joyce Limited - British Virgin Islands

OWX Holding Co. Ltd. - British Virgin Islands

Action King Limited - British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares

Item 2(e).	CUSIP Number:

16952T 100*

*	This CUSIP number applies to the American depositary shares each of which represents 14 Class A ordinary shares.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons as of December 31, 2013:

					Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class (1)		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
VODone Limited	189,617,092	(2)	48.3	%(3)	189,617,092	0	189,617,092	0
Lijun Zhang	201,825,163	(4)	51.2	%(5)	12,208,071	189,617,092	12,208,071	189,617,092
Dragon Joyce Limited	106,081,732	(6)	27.0	%(7)	106,081,732	0	106,081,732	0
OWX Holding Co. Ltd.	13,813,704	(8)	3.5	%(9)	13,813,704	0	13,813,704	0
Action King Limited	59,999,000	(10)	15.3	%(11)	59,999,000	0	59,999,000	0

1	As a percentage of 392,254,315 total outstanding issued Class A and Class B ordinary shares as of December 31, 2013, except for Lijun Zhang (“Dr. Zhang”), where such number is a percentage of 394,188,112, which is adjusted to include shares that Dr. Zhang and his wife have the right to acquire within 60 days of December 31, 2013.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to five votes.

2	Consists of (a) 8,795,864 Class A shares held by VODone in the form of American Depositary Shares; (b) 926,792 Class B ordinary shares held directly by VODone Limited; (c) 106,081,732 Class B ordinary shares held by Dragon Joyce Limited; (d) 13,813,704 Class B ordinary shares held by OWX Holding Co. Ltd. and (e) 59,999,000 Class B ordinary shares held by Action King Limited. As 100% shareholder of each of Action King Limited, Dragon Joyce Limited and OWX Holding Co. Ltd., VODone Limited has voting and investment control over all the shares held by each of them and therefore may be deemed beneficial owner of their respective shares.
3	The voting power of the shares beneficially owned represents 81.8% of total outstanding voting power of all Class A and Class B ordinary shares.
4	Consists of (a) 3,296,660 Class A ordinary shares held by Dr. Lijun Zhang personally, including 2,527,700 Class A ordinary shares in the form of American Depositary Shares; (b) 6,977,614 Class A ordinary shares held by Big Step Group Limited and beneficially owned by Dr. Zhang due to that Dr. Zhang is the sole shareholder of Big Step Group Limited; (c) 1,933,797 Class A ordinary shares that Dr. Zhang and his wife have the right to acquire within 60 days of December 31, 2013 pursuant to the Issuer’s share option scheme; and (d) 8,795,864 Class A ordinary shares and 180,821,228 Class B ordinary shares held directly and indirectly by VODone Limited. As chairman and a director of VODone Limited, Dr. Zhang has shared voting and investment control over all the shares held by VODone Limited and may be deemed to have beneficial ownership of the shares of the Issuer held by VODone Limited. Dr. Zhang disclaims beneficial ownership of all of the ordinary shares of the Issuer held by VODone Limited except to the extent of his pecuniary interest therein.
5	The voting power of the shares beneficially owned represents 82.8% of total outstanding voting power of all Class A and Class B ordinary shares.
6	Consists of 106,081,732 Class B ordinary shares of the Issuer.
7	The voting power of the shares beneficially owned represents 47.5% of total outstanding voting power of all Class A and Class B ordinary shares.
8	Consists of 13,813,704 Class B ordinary shares of the Issuer.
9	The voting power of the shares beneficially owned represents 6.2% of total outstanding voting power of all Class A and Class B ordinary shares.
10	Consists of 59,999,000 Class B ordinary shares of the Issuer.
11	The voting power of the shares beneficially owned represents 26.9% of total outstanding voting power of all Class A and Class B ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

VODone Limited	By:	/s/ Lijun Zhang
	Name:	Lijun Zhang
	Title:	Director

Lijun Zhang	By:	/s/ Lijun Zhang
	Name:	Lijun Zhang

Dragon Joyce Limited	By:	/s/ Lijun Zhang
	Name:	Lijun Zhang
	Title:	Director

OWX Holding Co. Ltd.	By:	/s/ Lijun Zhang
	Name:	Lijun Zhang
	Title:	Director

Action King Limited	By:	/s/ Lijun Zhang
	Name:	Lijun Zhang
	Title:	Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement